Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 12, 2009 (except for the retrospective adoption of new accounting guidance related to noncontrolling interests described in Note B, as to which the date is March 11, 2010) with respect to the consolidated financial statements and schedule included in the Annual Report on Form 10-K for the year ended December 31, 2008 of TomoTherapy Incorporated and subsidiaries, which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Milwaukee, Wisconsin

April 6, 2011